UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

          GlaxoSmithKline plc (the 'Company')

2022 Performance Share Plan Award and 2022 Performance Measures

2022 Performance Share Plan Award

On 15 February 2022, the Company granted conditional share awards to the Persons Discharging Managerial Responsibilities ('PDMRs') and their Persons Closely Associated ('PCAs') listed below under the GlaxoSmithKline 2017 Performance Share Plan ('the Plan'). The Plan was approved by shareholders on 4 May 2017 and allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including the Executive Directors and other PDMRs.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares ('ADSs'), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

The 2022 awards have been granted to GSK employees only.  Current GSK employees who will move to the new consumer healthcare business were excluded and will receive awards over consumer healthcare shares at a later time to be determined by the new company with performance measures aligned to the consumer healthcare business strategy.

2022 Performance Measures

In accordance with the Remuneration Policy and company growth focus, the awards will be based on the following five measures:

Performance Measure	Proportion of each award
Relative Total Shareholder Return (TSR)	30%
GSK Total Sales	20%
GSK Profit	20%
Pipeline Progress	20%
ESG: Environment	10%

The performance period for the awards is the three financial years from 1 January 2022 to 31 December 2024.

Relative TSR measure

This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of ten (10) companies including the Company). This TSR comparator group remains unchanged. The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

In a group of 10 companies, the median (position 5.5) falls between two companies. The vesting schedule for the 2022 awards is as follows:

Ranking position	Vesting Schedule
1st, 2nd or 3rd	100%
4th	70%
5th	40%
Median (Threshold vesting)	25%
6th or below	0%

GSK Total Sales & Profit measures

The Total Sales and Profit measures recognise the importance of the commercial ambitions in our Investor Update "(IU") and the Committee has set targets that align with those commitments.  The targets for GSK Total Sales and Profit measures are of their nature commercially sensitive at the time of grant. At the end of the performance period we will provide full disclosure of what has been achieved. Reflecting our growth agenda the Threshold for vesting for both measures is now 99% of target.

Both the Total Sales and Profit measures in the 2022 award will vest as follows:

	Performance vs Target	Proportion Vesting
Below Threshold	<99% of Target	Nil
Threshold	99% of Target	25%
Target	100% of Target	50%
	103% of Target	75%
Maximum	105% of Target	100%

The proportions vesting between the above vesting levels will be calculated on a straight-line basis.

Pipeline Progress measure

The Pipeline Progress measure, introduced in 2020, reflects our emphasis on Innovation and seeks to reward acceleration and strengthening of the pipeline. The measure is based on two equally weighted elements of our key assets or indications:

Proportion of award	Pipeline Progress - Sub-measure
10%	Pivotal trial starts, which focus mainly on phase III registrational trial starts, but may also include phase II starts (for example, in oncology)
10%	Major regulatory approval milestones

Points will be allocated to the successful assets in each sub-measure based upon their forecast commercial value (peak year sales) at the end of the performance period.

These sub-measures of the 2022 award will vest as follows:
Pivotal Trial Starts
Performance Level	Points	Payout
Below Threshold	<11	Nil
Threshold	11	25%
	13	50%
	15	75%
Maximum	17	100%
Major Regulatory Approvals
Performance Level	Points	Payout
Below Threshold	<16	Nil
Threshold	16	25%
	18	50%
	20	75%
Maximum	22	100%

Where relevant, achievements between the above performance levels will be rewarded on a straight-line basis.

Due to commercial sensitivity, the Remuneration Committee remains of the view that the Pipeline Progress measure targets cannot be published at the time of grant.  At the end of the performance period we will provide full disclosure of what has been achieved, in terms of both milestones and aggregate points, along with a narrative commentary on performance.

ESG: Environment measure

An ESG Environment measure has been introduced, based upon our Trust priority and goal of having a Nature Net Positive and Climate Net Zero impact by 2030, details of which are provided on our website. The ESG Environment measure includes six key performance indicators (KPIs), three towards our Climate ambitions and three towards our Nature ambitions.  To achieve 75% vesting, all six measures must have met their 2024 targets.  To achieve 100% vesting, two of the six measures, at least one in Climate and one in Nature, must have exceeded their 2024 targets.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   The PDMRs in the transaction notifications below were each granted a conditional award under the terms of the GlaxoSmithKline 2017 Performance Share Plan.  Awards granted are of Ordinary Shares or ADSs.

3.   Dividends will accrue on the conditional award of Ordinary Shares or ADSs during the performance period but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

4.   For Executive Directors, the award is subject to an additional vesting period of two years (the 'Holding Period') from the normal vesting date, i.e. five years in total.  During the additional Holding Period, the relevant Ordinary Shares or ADSs would only be forfeited in the event that the Executive Director was terminated for cause, and the Ordinary Shares or ADSs will continue to carry rights to dividend equivalents.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	461,059

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr I Mackay
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	233,028

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Vaccines and Global Health
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	182,746

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	Chief People Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of notional Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	96,591

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP and General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	157,331

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications and CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	55,106

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications and CEO Office)
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712 ..	5,570

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	Chief Commercial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	229,124

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	A conditional award of ADSs under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$42.87	52,484

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	168,607

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	148,421

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	77,764

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO, ViiV Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	146,384

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.712	11,800

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-15
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 17, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc